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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of July , 2003

                        Commission File Number 000-50184
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                     YANTAI DAIHUA HOLDINGS COMPANY LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

          EAST OF MUPING, YANTAI, SHANGDONG, PEOPLE'S REPUBLIC OF CHINA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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RE-APPOINTMENT'S IN REGISTRANT'S CERTIFYING ACCOUNTANT

The board of directors re-engaged Messrs. Malone & Bailey, PLLC, Houston, Texas as the Company's independent public accountants to audit its financial statements for fiscal 2002.



                           [INTENTIONALLY LEFT BLANK]


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Form 6-K                                                       Page 3 of 3


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          YANTAI DAHUA HOLDINGS COMPANY LIMITED


                           By: /s/ Tang Yuxiang
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                             Tang Yuxiang, Chairman and Chief Executive Officer




Date: July 23, 2003


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